

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via Facsimile
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

> **Re:** **Wal-Mart Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed March 30, 2011**
> **File No. 001-06991**

Dear Mr. Holley:

We have reviewed your response dated June 15, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2011
Exhibit 13
Item 8. Financial Statements and Supplementary Data
Note 10. Income Taxes, pages 39

1. We note your response to comment six in our letter dated May 17, 2011. Please clarify for us how your repatriation of international earnings for each of the last three years in the form of cash distributions and "deemed inclusions under the U.S. tax code" is consistent with demonstrating indefinite postponement of remittances from your foreign subsidiaries. It appears that at least some of your international earnings are intended to be remitted each year for which income taxes have not been accrued. Please see ASC 740-30-25 paragraphs 17 through 19.

       You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief